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05037058

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004   AND ENDING DECEMBER 31, 2004
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    INTERVEST INTERNATIONAL EQUITIES CORPORATION
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

    1980 DOMINION WAY, SUITE 202

(No. and Street)

COLORADO SPRINGS   CO   80918
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    DAVID M. SMITH, PRESIDENT   (719) 592-9299
                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    CORNELIUS, SCHOU, LEONE & MATTESON, LLC, CERTIFIED PUBLIC ACCOUNTANTS
                      (Name – *if individual, state last, first, middle name*)

4496 SOUTHSIDE BOULEVARD   JACKSONVILLE   FL   32216
    (Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)




OATH OR AFFIRMATION

I, ___ROBERT E. COPUS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___INTERVEST INTERNATIONAL EQUITIES CORPORATION_____, as of ___DECEMBER 31_____, 20 _04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF COLORADO
COUNTY OF EL PASO

SIGNED BEFORE ME THIS 24TH DAY OF FEB , 2005.

_____
Notary Public

_____
Signature

VP - OPERATIONS
Title

COMMISSION EXPIRES: 9/19/08

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements, Supporting Schedules
and Other Reports

Intervest International Equities Corporation

Year Ended December 31, 2004
with Report of Independent Auditors

Contents

Financial Statements

Supplementary Information



Cornelius Schou Leone & Matteson

A Limited Liability Company
Certified Public Accountants

Report of Independent Auditors

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 14 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, Schou, Leone & Matteson, LLC

January 18, 2005

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.ccscpa.com

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

12/88

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

INTERVEST INTERNATIONAL EQUITIES CORPORATION [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1980 DOMINION WAY, SUITE 202 [20]

(No. and Street)

COLORADO SPRINGS [21]   CO [22]   80918 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.

8-38156 [14]

FIRM ID. NO.

CRD #20289 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/04 [24]

AND ENDING (MM/DD/YY)

12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. SMITH [30]

(Area Code)—Telephone No.

(719) 592-9299 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]   [34]   [36]   [38]

OFFICIAL USE

[33]   [35]   [37]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _24TH_ day of _FEB_ 19 _2005_

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

    Name (If individual, state last, first, middle name)

CORNELIUS, SCHOU, LEONE & MATTESON, LLC | 70 |

ADDRESS	Number and Street	City	State	Zip Code
4496 SOUTHSIDE BOULEVARD		JACKSONVILLE	FL	32216
	71	72	73	74

Check One

    (X)   Certified Public Accountant | 75 |

    ( )   Public Accountant | 76 |

    ( )   Accountant not resident in United States or | 77 |
         any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	87,165
Accounts receivable		494,456
Accounts receivable - other		4,660
Deposit with clearing organization (cash)		25,000
Investments		23,050
Prepaid insurance		112,396
Other assets		1,804
Total Assets	$	748,531

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	416,392
Due to parent company	58,630
Total Liabilities	475,022

Stockholder's Equity:

Common stock - 7,500 shares, $1.00 par value authorized, 200 shares issued and outstanding	200
Additional paid-in capital	13,842
Retained earnings	259,467
Total Stockholder's Equity	273,509
Total Liabilities and Stockholder's Equity	$ 748,531

See accountants' report.

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2004

Revenues:

Mutual funds and variable products	$ 6,262,206
Commissions	514,562
Direct participation programs	242,784
Registered representative fees - net	1,177
Other	134,838
Total Revenues	7,155,567

Expenses:

Commissions	5,826,692
Overhead reimbursements to parent company	1,168,458
Other operating expense	85,256
Total Expenses	7,080,406
Operating Income	75,161

Other Income (Expense):

Interest income	184
Loss on investments	(5,025)
Total Other Income (Expense)	(4,841)
Net Income	$ 70,320

See accountants' report.

Intervest International Equities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2004	$ 203,189	$ 200	$ 13,842	$ 189,147
Net Income	70,320	-	-	70,320
Balance at December 31, 2004	$ 273,509	$ 200	$ 13,842	$ 259,467

See accountants' report.

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2004

Cash Flows From Operating Activities
Net income $ 70,320

Adjustments to reconcile net income to net cash
    Provided by operating activities:
        Increase in receivables   (299,546)
        Decrease in prepaid insurance   24,344
        Decrease in other assets   2,901
        Increase in payables   179,575
        Additional loss on investments not requiring funds   5,025

Total Adjustments   (87,701)

Net Cash Applied To Operating Activities   17,381

Cash at January 1, 2004   104,546

Cash at December 31, 2004 $ 87,165

Intervest International Equities Corporation
Notes to Financial Statements
Year Ended December 31, 2004

The company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The company was acquired by, and became a wholly-owned subsidiary of Intervest International, Inc. (III), during January, 1988. Operations actually commenced during February, 1988. Effective March 31, 1988, the company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests.

1. Significant Accounting Policies

For purposes of the statement of cash flows, the company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

2. Commitments and Contingent Liabilities

The company has an agreement with III, its parent company, whereby the company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the company had net capital of $129,938 which was $98,270 in excess of its required capital of $31,668. The company's aggregate indebtedness to net capital ratio was 3.66 to 1.

4. Income Taxes

The parent company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly-owned subsidiary (the Company) as a qualified subchapter S subsidiary, or "Q-sub". A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

5. Investments (at cost)

The company has acquired long-term investments in The Nasdaq Stock Market, Inc., as follows:

	Total		Common Stock		Warrants
Balance, December 31, 2003	$	28,075	$	13,000	$	15,075
Write off expired warrants		(5,025)		-	(5,025)
Balance, December 31, 2004	$	23,050	$	13,000	$	10,050

The common stock's quoted value (OTC) at December 31, 2004 was $10,200; the warrants are currently valueless.

These securities are unregistered, and subject to substantial restrictions as to their sale or other transfer.

6. Litigation

- III and the Company were among the defendants in litigation captioned Lynn W. Campbell, plaintiff v. Van B. Bottomly, et al, filed in the State of North Carolina in October, 2002. This matter was settled during the year just ended, with III and the Company incurring an uninsured loss of $145,000. This amount is included in the Statement of Income for the year just ended, captioned "overhead reimbursements to parent company".

- The Company is a defendant in a matter brought in arbitration under the auspices of the National Association of Securities Dealers ("NASD") by two separate claimants (Harold H. & Barbara T. Dabbs, and Miriam Ray Living Trust), who allege that they purchased unregistered securities of an issuer (later proven to be a fraudulent operations) from a former registered representative of the company, leading to losses slightly in excess of $100,000. The Company's former representative asserts he did not sell the securities to

6. Litigation (continued)

the claimants, but rather another entity unrelated to the Company, but sharing office in the same building as the former representative, sold the securities. The Company believes these claims are without merit, and is vigorously defending itself.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2004

BROKER OR DEALER	as of DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition . . . . $ **273,509** | 3480 |
2. Deduct ownership equity not allowable for Net Capital . . . . 19( ) | 3490 |
3. Total ownership equity qualified for Net Capital . . . . **273,509** | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital . . . . | 3520 |
   B. Other (deductions) or allowable credits (List) . . . . | 3525 |
5. Total capital and allowable subordinated liabilities . . . . $ **273,509** | 3530 |
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ **143,571** ** | 3540 |
   B. Secured demand note deficiency . . . . | 3590 |
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges . . . . | 3600 |
   D. Other deductions and/or charges . . . . | 3610 | (**143,571**) | 3620 |
7. Other additions and/or allowable credits (List) . . . . | 3630 |
8. Net capital before haircuts on securities positions . . . . 20 $ | 3640 |
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments . . . . $ | 3660 |
   B. Subordinated securities borrowings . . . . | 3670 |
   C. Trading and investment securities:
      1. Exempted securities . . . . 18 | 3735 |
      2. Debt securities . . . . | 3733 |
      3. Options . . . . | 3730 |
      4. Other securities . . . . | 3734 |
   D. Undue Concentration . . . . | 3650 |
   E. Other (List) . . . . | 3736 | ( ) | 3740 |
10. Net Capital . . . . $ **129,998** | 3750 |

OMIT PENNIES

** Non-allowable receivables	$	6,321
Investments in warrants and common stock of the Nasdaq Stock Market, Inc.		23,050
Prepaid insurance		112,396
Other assets		1,804
	$	143,571

BROKER OR DEALER	as of DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 31,668	375
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	375
13.	Net capital requirement (greater of line 11 or 12)	$ 31,668	376
14.	Excess net capital (line 10 less 13)	$ 98,270	377
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 82,436	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 475,022	379
17.	Add:			
	A. Drafts for immediate credit	$	3800	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810	
	C. Other unrecorded amounts (List)	$	3820	$	383
19.	Total aggregate indebtedness		$ 475,022	384
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 366	385
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	387
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	388
24.	Net capital requirement (greater of line 22 or 23)	$	376
25.	Excess net capital (line 10 less 24)	$	391
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	392

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of DECEMBER 31, 2004

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... `4560`

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ⯈ PERSHING, LLC `4335`   X `4570`

D. (k) (3)—Exempted by order of the Commission .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
⯈ 32 `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
⯈ 33 `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
⯈ 34 `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
⯈ 35 `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
⯈ 36 `4640`	`4641`	`4642`	`4643`	`4644`	`4645`
⯈ 37 `4650`	`4651`	`4652`	`4653`	`4654`	`4655`
⯈ 38 `4660`	`4661`	`4662`	`4663`	`4664`	`4665`
⯈ 39 `4670`	`4671`	`4672`	`4673`	`4674`	`4675`
⯈ 40 `4680`	`4681`	`4682`	`4683`	`4684`	`4685`
⯈ 41 `4690`	`4691`	`4692`	`4693`	`4694`	`4695`

TOTAL $ ⯈ 42   NONE `4699`

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

Intervest International Equities Corporation
Supplementary Information
Year Ended December 31, 2004

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/04) FOCUS Report	$	129,937
Audit adjustments: None		
Rounding		1
Net capital per audit	$	129,938

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the company meets the requirements of the exemptive provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2004.



Cornelius Schou Leone & Matteson

A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation for the year December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.ccscpa.com

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5 (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cornelius, Schou, Leone & Matteson, LLC

January 18, 2005